FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2018

Commission File Number: 001-12440

Enel Américas S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNIFICANT EVENT

Enel Américas S.A.

Securities Registration Record No. 175

Santiago, April 26, 2018

Ger. Gen. N°9 /2018

Mr. Joaquin Cortez H.

Chairman

Financial Market Commission

Av. Libertador Bernardo O’Higgins N°1449

Santiago, Chile

                                                                                               Ref.: Significant Event

Dear Sir,

In accordance with articles 9 and 10, paragraph 2 under Securities Market Law N°18,045, and as established under General Norm N° 30 of the former Superintendence of Securities and Insurance, duly authorized, I hereby inform you of the following Significant Event related to the voluntary Public Tender Offer (the “Tender Offer”) for the Brazilian electricity distributor Eletropaulo Metropolitana de Electricidade de Sao Paulo (Eletropaulo), as already reported in the significant events dated April 17, 19, 23 and 25, 2018, launched by Enel Investimentos Sudeste S.A. (Enel Sudeste), a wholly-owned investment vehicle of Enel Brasil S.A., our subsidiary.

In a Significant Event dated April 25, 2018, Enel Americas S.A. announced that its subsidiary, Enel Sudeste, had improved the terms of the referred Tender Offer for the acquisition of all the share capital of Eletropaulo launched on April 17, 2018, increasing the share price from 28 to 32 Brazilian Reals (BRL).

The same Significant Event also stated, amongst other matters, that under the terms of the improved Tender Offer, the total estimated investment would reach approximately 5.4 billion Brazilian Reals, equivalent to approximately US$ 1.5 billion, considering the current exchange rate.  The price increase confirmed the Enel Sudeste’s willingness to continue participating in a competitive, transparent and fair tender offer process for the acquisition of Eletropaulo’s control.

Shortly after the market was informed of the price increase offered by Enel Sudeste in its Tender Offer, Eletropaulo announced that its Board of Directors had decided to cancel the capital increase in progress. This decision fulfils one of the conditions that Enel Sudeste’s Tender Offer was subject to and permits it to continue in the competition for Eletropaulo’s control along with the current bidders.

To facilitate Eletropaulo’s decision on the issue and considering the preoccupation of Electropaulo with its ability to raise funds at a later stage, Enel Sudeste is committed to subscribe a subsequent capital increase in Eletropaulo of at least the same amount as the cancelled capital increase, i.e., 1.5 billion Brazilian Reals, should the Tender Offer be successful or should neither the referred to Tender Offer nor any of the other competitive offers be successful, as was already informed in the Significant Events dated April 19 and 23, 2018.

The Tender Offers is still subject, among others, to the acquisition of a total number of shares that would represent more than 50% of Eletropaulo’s share capital.

Lastly, we would like to inform that as of today, Enel Sudeste has once again improved the terms of its Tender Offer, increasing the share price from BRL 32 to BRL 32.2, which does not vary significantly, under the terms of this improved Tender Offer, the total estimated investment referred to in the third paragraph of this Significant Event.

Sincerely yours,

Luca D’Agnese

Chief Executive Officer

Enel Américas S.A.

cc.: Bolsa de Comercio de Santiago (Santiago Stock Exchange)

 Bolsa Electrónica de Chile (Chilean Electronic Stock Exchange)

 Bolsa de Corredores de Valparaíso (Valparaíso Stock Exchange)

 Comisión Clasificadora de Riesgo (Risk Classification Commission)

 Banco Santander Santiago- Representante de Tenedores de Bonos (Bondholders Representative)

 Depósito Central de Valores (Central Securities Depositary)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Américas S.A.

By: /s/ Luca D'Agnese
--------------------------------------------------

Title: Chief Executive Officer

Date: April 27, 2018